October 6, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Castellum, Inc.
Registration Statement on Form S-1 (File No. 333-267249)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 5, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 6, 2022 at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very Truly Yours,

CASTELLUM, INC.

/s/ Mark C. Fuller
Mark C. Fuller
Chief Executive Officer